Mary Beth Breslin

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

September 15, 2020

Re:	Quara Devices Inc.
Offering Statement on Form 1-A
File No. 024-11224

Dear Ms. Breslin:

On behalf of Quara Devices Inc. (dba Edoceo Devices), I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Monday, September 21, or as soon thereafter as is practicable.

Sincerely,

/s/ Rodney Reum

Rodney Reum
Chief Executive Officer
Quara Devices Inc.

Cc:	Abby L. Adams, Securities And Exchange Commission